

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 18, 2008

Mr. Jason Gonzalez
President and Chief Executive Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re:** **Visual Management Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 8, 2008**
> **File No. 333-133936**

Dear Mr. Gonzalez:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief